                                                                      EXHIBIT 12

                       THE WASHINGTON WATER POWER COMPANY

                Computation of Ratio of Earnings to Fixed Charges
                      and Preferred Dividend Requirements
                                  Consolidated
                             (Thousands of Dollars)

                                                                          Years Ended December 31
                                               ------------------------------------------------------------------------
                                                 1998            1997            1996            1995            1994
                                               --------        --------        --------        --------        --------
Fixed charges, as defined:
     Interest on long-term debt                $ 66,218        $ 63,413        $ 60,256        $ 55,580        $ 49,566
     Amortization of debt expense
       and premium - net                          2,859           2,862           2,998           3,441           3,511
     Interest portion of rentals                  4,301           4,354           4,311           3,962           1,282
                                               --------        --------        --------        --------        --------
         Total fixed charges                   $ 73,378        $ 70,629        $ 67,565        $ 62,983        $ 54,359
                                               ========        ========        ========        ========        ========

Earnings, as defined:
     Net income from continuing ops            $ 78,139        $114,797        $ 83,453        $ 87,121        $ 77,197
     Add (deduct):
       Income tax expense                        43,335          61,075          49,509          52,416          44,696
       Total fixed charges above                 73,378          70,629          67,565          62,983          54,359
                                               --------        --------        --------        --------        --------
         Total earnings                        $194,852        $246,501        $200,527        $202,520        $176,252
                                               ========        ========        ========        ========        ========

Ratio of earnings to fixed charges                 2.66            3.49            2.97            3.22            3.24

Fixed charges and preferred dividend
  requirements:
     Fixed charges above                       $ 73,378        $ 70,629        $ 67,565        $ 62,983        $ 54,359
     Preferred dividend requirements (2)         13,057           8,261          12,711          14,612          13,668
                                               --------        --------        --------        --------        --------
         Total                                 $ 86,435        $ 78,890        $ 80,276        $ 77,595        $ 68,027
                                               ========        ========        ========        ========        ========
Ratio of earnings to fixed charges
  and preferred dividend requirements              2.25            3.12            2.50            2.61            2.59


(1) Calculations have been restated to reflect the results from continuing operations (ie. excluding discontinued coal mining operations).

(2) Preferred dividend requirements have been grossed up to their pre-tax level.